Nicole C. Brookshire T: +1 617 937 2357 nbrookshire@cooley.com	VIA EDGAR

May 8, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Ms. Jan Woo
Ms. Ji Shin
Ms. Mengyao Lu
Ms. Christine Dietz

Re:	Appian Corporation
Registration Statement on Form S-1
Filed April 27, 2017
File No. 333-217510

Ladies and Gentlemen:

On behalf of our client, Appian Corporation (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 2, 2017 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). In response to the Comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with this response letter. For the Staff’s reference, we are also delivering both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement filed on April 27, 2017.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment No. 1. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Quarterly Results of Operations

Backlog, page 75

1.	Please revise to specify the percentage of your backlog that is not reasonably expected

May 8, 2017

to be filled within the current fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Response to Comment 1

In response to the Staff’s comment, the Company has revised the disclosure on page 75 of Amendment No. 1.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 10. Subsequent Events, page F-51

2.

Please revise to disclose the date through which you evaluated subsequent events and whether that date represents the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50.

Response to Comment 2

In response to the Staff’s comment, the Company has revised the disclosure on page F-51 of Amendment No. 1.

3.

Please reconcile the $5.7 million pro forma adjustment for the cumulative stock-based compensation expense disclosed on page 12 to the $6.1 million to $6.4 million disclosed here. As part of your response, please tell us the amount of expense included for the 972 thousand options issued in April 2017 and how this amount was determined.

Response to Comment 3

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the $5.7 million referenced on page 12 of Amendment No. 1 represents the pro forma adjustment relating to estimated compensation expense for outstanding option awards as of March 31, 2017 as if the Company was required to record compensation expense as of that date (i.e. as if the initial public offering closed as of such date). By contrast, the disclosure on page F-51 of Amendment No. 1 represents an estimated range of compensation expense that would be recorded as of the anticipated date of the Company’s initial public offering, and reflects additional compensation expense subsequent to March 31, 2017 through the initial public offering date. However, the amounts referenced on page F-51 of Amendment No. 1 do not include any expense related to the stock option grants approved by the Company’s board of directors on April 27, 2017 because, as disclosed on page F-51, the exercise price for such stock options will be the greater of the estimated fair market value per share of the Company’s common stock as set forth in the most recent valuation performed by an unrelated third-party valuation firm or the midpoint of the price range set forth on the cover of the Company’s prospectus. As of the date hereof, such mid-point has not yet been determined. Accordingly, since the exercise price for such stock options is not yet established, the stock options are not deemed to be granted under ASC 718. Once the exercise price is established, given the fact that the options contain vesting provisions of approximately five years, the associated compensation expense that would be recognized at our initial public offering date would be nominal. The Company has revised the disclosure on page F-51 to remove the implication that the amounts referenced include the expense related to the April 27, 2017 grants.

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Please direct any questions or comments concerning Amendment No. 1 or this response letter to either Nicole Brookshire at (617) 937-2357 or Richard Segal at (617) 937-2332.

Very truly yours,

/s/ Nicole Brookshire

Nicole Brookshire

cc:	Matthew Calkins, Appian Corporation
Mark Lynch, Appian Corporation
Christopher Winters, Appian Corporation
Eric Jensen, Cooley LLP
Brian F. Leaf, Cooley LLP
Richard Segal, Cooley LLP
Mark R. Fitzgerald, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Michael C. Labriola, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Mark G.C. Bass, Wilson Sonsini Goodrich & Rosati, Professional Corporation